March 17, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

Re:	DUKE ENERGY CORPORATION (FILE NO. 333-[ ])
REGISTRATION STATEMENT ON FORM S-4

Ladies & Gentlemen:

On behalf of Duke Energy Corporation, a Delaware corporation (“Duke Energy”), I am submitting for filing Duke Energy’s Registration Statement on Form S-4 (the “Registration Statement”) relating to 264,000,000 shares of Duke Energy common stock, par value $0.001 per share, to be issued in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of January 8, 2011, by and among Duke Energy, Diamond Acquisition Corporation, a North Carolina corporation and direct wholly-owned subsidiary of Duke Energy, and Progress Energy, Inc., a North Carolina corporation. As indicated in the Registration Statement, Duke Energy expects to apply for listing of the securities on the New York Stock Exchange. I am submitting the Registration Statement electronically as provided in Item 101(a)(1)(i) of Regulation S-T.

WACHTELL, LIPTON, ROSEN & KATZ

March 17, 2011

* * * * *

Please direct any questions concerning the Registration Statement to Gordon S. Moodie, at (212) 403-1180 and to the undersigned at (212) 403-1221.

Very truly yours,

/s/ Steven A. Rosenblum

Steven A. Rosenblum

Attachment